Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

May 9, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

In furtherance to our letter dated March 21, 2025, we would like to inform you that the Board of Directors of the Company, at their meeting held on May 9, 2025, has inter alia transacted and approved the following businesses:

Financial Results

Approved the Audited Financial Results of the Company for the quarter and year ended March 31, 2025. In terms of the above, we are enclosing herewith:

1.	Audited Consolidated Financial Results of the Company for the quarter and year ended March 31, 2025, as per the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

2.	Press Release on Financial Results of the Company for the above period.

3.	Audited Consolidated Financial Results of the Company for the quarter and year ended March 31, 2025, as per Indian Accounting Standards.

4.	Audited Standalone Financial Results of the Company for the quarter and year ended March 31, 2025, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Audit Reports of the Statutory Auditors on the Financial Results as mentioned at serial nos. 3 and 4 are also enclosed.

We would like to confirm that the Statutory Auditors of the Company have issued Audit Reports with 'Unmodified Opinion' on the Audited Financial Statements of the Company (Standalone and Consolidated) for the year ended March 31, 2025

5.	Dividend

Recommended a final dividend of Rs. 8/- per equity share of Rs. 1/- each for the financial year 2024-25.

6.	Re-appointment of Mr G V Prasad (DIN: 00057433), as a Whole-Time Director designated as Co-Chairman & Managing Director of the Company

Based on the recommendation of Nomination, Governance and Compensation Committee, the Board of Directors of the Company has approved the re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-Time Director designated as Co-Chairman and Managing Director for a period of 5 years with effect from January 30, 2026 to January 29, 2031, subject to approval of shareholders in the ensuing Annual General Meeting of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, is enclosed as Annexure-I.

7.	Annual General Meeting and Record Date

Approved convening of 41st Annual General Meeting (AGM) of the members of the Company on Thursday, July 24, 2025.

Pursuant to Regulation 42 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 the record date for purpose of determining the members eligible to receive the final dividend for the financial year ended March 31, 2025, has been fixed as July 10, 2025.

8.	Appointment of Secretarial Auditors of the Company

Pursuant to Regulations 30 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 read with Schedule III Part A Para A, the Board of Directors approved appointment of M/s Makarand M Joshi & Co. (MMJC), Practicing Company Secretaries as the Secretarial Auditors of the Company for a term of five years starting April 1, 2025, subject to the approval of the shareholders at the ensuing Annual General meeting.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, is enclosed as Annexure-II.

The Board Meeting commenced at 9.00 AM IST and concluded at 3.45 PM IST.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure-I

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl.no.	Particulars	Details
1.	Reason for change viz. ~~appointment~~, reappointment, ~~resignation, removal, death or otherwise~~	Re-appointment of Mr. G V Prasad (DIN: 00057433) as a Whole-Time Director designated as Co-Chairman and Managing Director for a period of 5 years with effect from January 30, 2026 to January 29, 2031, subject to approval of shareholders.
2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment	Date of re-appointment – Effective from January 30, 2026 Term - 5 years commencing from January 30, 2026 to January 29, 2031.
3.	Brief profile (in case of appointment)	Mr. G V Prasad is one of our promoters and a member of our Board of Directors. He serves as our Co-Chairman and Managing Director. He has a Bachelor of Engineering degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the United States of America, and an M.S. in Industrial Administration from Purdue University, Indiana in United States of America. Mr. Prasad’s emphasis on research, innovation, transparency, business ethics and leaner corporate structures has helped shape Dr. Reddy’s into what it is today - an organization of global repute, recognized industry-wide for scientific innovation, progressive people practices and high standards of corporate governance. He is driving the necessary imperatives for our company to engage even more deeply with the human aspects of health. Mr. Prasad focuses on mentoring leaders, driving innovation in science, technology and digitalization while championing the cause of the planet, purpose, and patients. Mr. Prasad also ensures that the company is well-positioned for our future, drawing upon his 36 years plus of leadership experience in the pharmaceutical industry to help our company anticipate trends and envision the future of healthcare. Mr. Prasad is active on the boards of public and private institutions such as the Indian School of Business (ISB) and the International Foundation for Research and Education. Mr. Prasad is also a member of the governing body of Mckinsey Centre for CEO Excellence and Institute of Public Health Sciences Hyderabad Society. Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious ‘Medicine Maker 2018 Power List’ of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2014 & 2015.
4.	Disclosure of relationships between directors (in case of appointment of a director)	Mr. G V Prasad is brother-in-law of Mr. K Satish Reddy, Chairman of the Company.
5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018	Mr. G V Prasad is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.

Annexure-II

Details under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl.no.	Particulars	Details
1.	Reason for Change viz. appointment	Appointment of Makarand M. Joshi & Co, Peer Reviewed Firm of Company Secretaries in Practice (Firm registration number: P2009MH007000), as Secretarial Auditors of the Company.
2.	Date of appointment & term of appointment

The Board at its meeting held on May 9, 2025, approved the appointment of Makarand M. Joshi & Co., as Secretarial Auditors, for a term of five years starting April 1, 2025, subject to the approval of the shareholders at the ensuing Annual General meeting.

3.	Brief profile (in case of appointment)

M/s. Makarand M. Joshi & Co. (MMJC) is a leading firm of Practicing Company Secretaries with over 25 years of experience in delivering comprehensive professional services across Corporate Laws, SEBI Regulations and FEMA Regulations. Their expertise includes conducting

Secretarial Audits, Due Diligence Audits, Compliance Audits etc.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable.